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                               MCE COMPANIES, INC.
                                 310 Dino Drive
                            Ann Arbor, Michigan 48103
                        (734.426.1230; fax 734.426.1510)



                                October 18, 2000



Via EDGAR and fax

Mr. Michael K. Ferraro
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306


          Re:     MCE Companies, Inc.
                  Registration Statement on Form S-1 Registration No. 333-42360 Registration Statement on Form 8-A Registration No. 000-31569


Ladies and Gentlemen:

         MCE Companies, Inc. (the "Company") hereby makes application to withdraw its Registration Statements on Form S-1 (as amended), File Number 333-42360, and the Registration Statement on Form 8-A, File Number 000-31569 (together, the "Registration Statements") relating to its common stock, no par value (the "Common Stock"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, effective as of the date hereof or at the earliest practical date. Due to current conditions in the securities markets, the Company has decided to postpone the initial public offering of the Company's Common Stock. No securities have been issued or sold under the Registration Statements and all activity in pursuit of the public offering has been discontinued. Accordingly, we request the Commission's consent to and acceptance of the Company's withdrawal of its Registration Statements as soon as possible.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statements in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto." Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statements, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (734) 426-1510.

         If you have any questions regarding the foregoing, please call Mark E. Derwent at (616) 776-7516 of Dykema Gossett PLLC.

                                      Very truly yours,

                                      MCE COMPANIES, INC.

                                      /s/ John L. Smucker

                                      John L. Smucker
                                      President and Chief Executive Officer


cc:      J. Michael Bernard, Dykema Gossett PLLC
         Maria D. Stahl, Hale and Dorr LLP